Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sarepta Therapeutics, Inc.:

We consent to the use of our reports dated March 15, 2013, with respect to the consolidated balance sheets of Sarepta Therapeutics, Inc. (a development stage company) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012 and the information included in the cumulative from inception presentations for the period January 1, 2002 to December 31, 2012 (not separately presented), and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference.

(signed) KPMG LLP

Cambridge, Massachusetts

November 12, 2013